# KAYE SCHOLER LLP



Garth B. Thomas
212 836-7812
Fax 212 836-6627
gthomas@kayescholer.com

425 Park Avenue
New York, New York 10022-3598
212 836-8000
Fax 212 836-8689
www.kayescholer.com

May 22, 2003



*BY HAND*

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

Re: *Lagardère Groupe S.C.A.*
*12g3-2(b) Submission*
*File No.: 82-3916*

SUPPL

Ladies & Gentlemen:

We are submitting the enclosed documentation on behalf of Lagardère Groupe S.C.A. (the "Company") in order for it to continue to maintain current information for its qualification to claim an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Specifically, the following is enclosed: the Company's Letter to Shareholders (April 2003).

We respectfully request that this submission be duly recorded. If you have any questions regarding this submission, or require additional information, please contact me at the above telephone number.

Please acknowledge receipt of this submission by stamping the enclosed copy of this letter and returning such copy to our waiting messenger.

Sincerely,



Garth B. Thomas



cc: Mr. Alain LeMarchand
Ms. Helene Martin
Fred Marcusa, Esq.
Ken Mason, Esq.

# letter to our shareholders



LAGARDERE


April 2003


© Fourmy - REA

SUMMARY



## "I WILL PURSUE HIS COURSE UNWAVERINGLY"

Arnaud Lagardère wished to honour -in spite of his obvious grief- a long-standing engagement: the presentation of the group's results for 2002 to the analysts and media. Excerpts from the tribute that he paid to his father.

"We were very touched, as were many others, by the unanimous tribute you paid to Jean-Luc Lagardère. (...) You said it yourselves magnificently: it was a unanimous tribute to a larger-than-life human being, one who started with nothing. It is one of the indelible marks he left, which is part of the identity and culture of our group. Rest assured that this quality -the love of challenges, the desire and the ability to bounce back- is so anchored in the Lagardère company's identity that it will stay there forever.

He had a truly exceptional career, I think it's fair to say, and very rare personal qualities, at least in our business, where such qualities are very unusual among men with his level of responsibility. It was a constant theme throughout his life, one that he firmly imprinted on his group and one that many -if not everyone- in the Lagardère Group carry within themselves. Of course, I for one share it.

As you have probably realized, I'm not the only one orphaned by his death. There are many others: all the employees in his company, all his friends, of course, and, in particular, all the people who worked at his side to make his company a success.(...)

After just over 40 years of life together, I have one more great objective. I will pursue his course unwaveringly, without a second thought, in the same spirit as Jean-Luc Lagardère did. My goal is to continue to build on the work he began and was unable to finish -but, as he said himself, it's never finished. He set in place all the structures, all the people who could carry on after him. He had been preparing for this moment for a long time, without dwelling on it, of course. So I will pursue his course unwaveringly, as I said, without a second thought, but in the same spirit.

And that means, first and foremost, the spirit of independence. You witnessed the unanimous tribute paid by the entire French political spectrum,(...) from the Communist Party to the Right: it's genuinely symbolic of who he was. (...) This independence makes the Lagardère group a little different from others: it's a group that knows how to bounce back in tough times.(...)

Like me, he was someone who wanted to do things that mattered and that were important to his country. He was extremely patriotic; so am I. I can truthfully say that, from 1998 onward, he made no decisions without discussing them with me and reaching a consensus. (...)

In conclusion, I would simply like to quote something my father jotted down for me on a slip of paper some time ago: "Everyone is wholly free to act, as his conscience dictates, and that is the way it should be." So I will act in total freedom, as my conscience dictates, and that is the way it should be."

## EADS Tribute to Jean-Luc Lagardère

EADS mourns the death of its Chairman Jean-Luc Lagardère.

"To the staff of EADS, Jean-Luc has represented the body and soul of European aerospace. He has played a key role in almost all major developments of the European aerospace industry in the last 40 years. He has been a driving force for the launch of the *A380*, which will be the leading aircraft of the 21st century", said EADS CEOs, Philippe Camus and Rainer Hertrich.

Jean-Luc Lagardère was one of the pre-eminent leaders and visionaries of the European aerospace and defense industry. His career began over 50 years ago with Avions Marcel Dassault in 1952. He joined Matra in 1963 granting the company afterwards the means of developing and diversifying.

Manfred Bischoff, Chairman of EADS, said on behalf of the EADS Board of Directors: "Jean-Luc was one of the leading industrialists of his generation. He simply was a great man, a great entrepreneur, an outstanding leader, a great motivator with vision, courage and unique personal qualities. He was one of the very few able to combine a true European spirit, defence and national interest with a vision of a European entity and identity. We -and especially I- have lost a great friend."

Jean-Luc Lagardère was one of the first to create European companies first cooperating -it was the case in 1968 with the spatial group MESH (Matra Erno Saab Hawker-Siddley)-, and when he merged the Matra satellite activities with those of GEC Marconi to form Matra Marconi Space in 1990 and Matra BAe Dynamics with BAe Systems in the field of defence in 1994. And he paved the way for European integration in aerospace and defence when he took on the challenge of privatizing the French aerospace and defence industry in 1998. His greatest achievement was the merger of Matra High Technologies with Aerospatiale and its subsequent privatization as AerospatialeMatra in 1998, followed by the formation of EADS in July 2000. From the very beginning, it was clear to him that the future of our industry would lie in European integration to achieve global competitiveness.

Bischoff is convinced: "Jean-Luc Lagardère will always be associated with the creation of EADS in 2000, the launch of the *A380* program in 2000 and the Airbus integrated company in 2001."

The EADS CEOs Philippe Camus and Rainer Hertrich said: "Jean-Luc Lagardère provided great leadership for all of us at EADS. He strongly supported us in steering EADS through its first years. Over this time, we have experienced his outstanding qualities as an industrial leader. He epitomized the values and visions of aerospace and defence: the pursuit of excellence, cutting-edge technology and international cooperation. His name will live on as a legend in European business and commerce. And we all will miss his wisdom and focus."

## CORPORATE Lagardère SCA



### Appointment of Arnaud Lagardère

At its meeting of March 26, the Supervisory Board of Lagardère SCA approved the proposal submitted by ARCO, general and managing partner, to appoint Mr. Arnaud Lagardère managing partner of the Company. Mr Arnaud Lagardère, who already occupied this function in his capacity as representative of ARCO, will now do so in a personal capacity. Accordingly, the Management of the Company will from now on be the responsibility of two managing partners, Arnaud Lagardère and ARCO, whose Chief Executive Officer is Mr. Philippe Camus.

In addition, Mr Arnaud Lagardère's appointment as general partner will be included on the agenda for approval by the shareholders at the next general meeting called for May 13, and, like his father before him, his position will confer on him unlimited liability to the full extent of his personal assets.

### Arnaud Lagardère Designated as Chairman of the Board of Directors of EADS

EADS' Board of Directors has designated Mr Arnaud Lagardère as Chairman of the Board of Directors. The installation will come into effect with his appointment as director by EADS's next general assembly due to be held on May 6, 2003.

During the Board of Directors' meeting held on March 27, the French Sogeade (Société de Gestion de l'Aéronautique de la Défense et de l'Espace), which brings together the vested interests of the French State and the Lagardère group on a parity basis, i.e. about 30% of the total capital of EADS nominated Arnaud Lagardère as the successor to Jean-Luc Lagardère, in the capacity of director and Chairman of EADS' Board of directors. The other Chairman of EADS' Board of Directors is Manfred Bischoff, appointed by the DaimlerChrysler group which also holds about 30% of EADS' capital.

EADS' two executive Chairmen are Philippe Camus and Rainer Hertrich.

# 2002 Annual Results

## LAGARDERE MEDIA REPORTS 2002 OPERATING INCOME OF +385 M€, UP 15.6%

### Sales by business segment



11,875 M€
13,295 M€
13,216 M€
3,489
1,183
7,203
4,486
1,141
7,668
4,339
782
8,095
2000
2001
2002


Lagardère Media · Automobile · High Technology / EADS · Other activities

### Operating Income by business segment



474 M€
514 M€
440 M€
12
68
71
323
104
66
353
(9)
63
7
385
(15)
2000
2001
2002


CONSOLIDATED REVENUE. It attained 13,216 M€ (compared to 2001 revenue of 13,295 M€).

- **Lagardère Media** revenue rose 5.6% (7.8% on a comparable basis) to 8,095 M€. This increase comes from the solid performance realized by the "Distribution & Services", "Lagardere Active" and "Book" divisions.
- **Matra Automobile** sales declined by 31.4%. The *Espace* minivan production was phased out in October 2002. In addition to that, the *Espace* experienced, for the months before, a significant erosion of its market share that is typical for a model that has reached the end of its cycle. Launched at the end of 2001, the new *Avantime* vehicle has not enjoyed the anticipated commercial success. Volumes delivered in 2002 are materially below expectations -including for the second half despite the entire product range being on the market.
- Full year 2002 **EADS** revenue was in line with its target of reaching a level close to 2001. The slight decline came, as expected, from the *Airbus* branch which delivered 303 aircrafts versus 325 the year before.

CONSOLIDATED OPERATING INCOME

Lagardère Media Operating Income

**Lagardère Media** *contributed +385 M€ of operating income, and grew by 9%.* **Excluding the additional three months in 2001** (December close instead of a September close historically) of the **"Lagardere Active Broadcast"** activity ("Radio" and "Audiovisual"), **the operating income growth for Lagardère Media is 15.6%.** "Hachette Livre" achieved an excellent performance in nearly all the publishing segments in France as well as in the U.K. with its operating income growing by +40%. "Lagardere Active" continued improving its results. Following the return to profitability in 2001, margins increased significantly in 2002. During the second half, the radio business segment benefited from the recovery in the advertising market. Moreover, the losses generated by the "Lagardere Active Broadband" branch (digital activities excluding Radio and Television) were once again significantly reduced. Given its strong internal growth, notably in its national distribution activity (particularly in the US and in Spain) and despite the *Virgin Megastore* Network related development costs, "Hachette Distribution Services" increased its operating income by nearly 9%. The US advertising market gradually showed signs of recovery in 2002, but was still in decline on a full year basis. Up against this unfavourable economic conditions, "Hachette Filipacchi Médias" managed to increase its operating income margin (9.1% versus 8.7% in 2001), as the result of the continued implementation of the profitability improvement plan. In conclusion, across these globally more difficult markets, the significant increase in operating income of **Lagardère Media** reflects the intrinsic qualities of its lines of businesses (first class competitive positions, strong internationalisation, balance cyclical and non cyclical activities) and the solid execution of the organic growth and profitability improvement plans.

**Other activities** Operating Income

- In total, the **EADS** contribution to the LAGARDERE SCA consolidated accounts was +63 M€ in operating income (compared to +104 M€ in 2001). This decline derives, as expected, from the *Airbus* branch which delivered 303 aircrafts versus 325 the year before.
- The **Automobile** segment reported an operating income of +7 M€ (versus +66 M€ prior year).

The Consolidated Operating Income for 2002 amounts to +440 M€ (versus +514 M€ in 2001).

INTEREST EXPENSE

The Interest Expense in 2002 was -331 M€ versus -15 M€ for 2001. The 2002 figure includes an additional provision for depreciation of the *T-Online* shares of -278 M€ before taxes (complementary to the -157 M€ before taxes 2001 depreciation). The 2001 figure included the gain recorded on the sale of the EADS "Excess Shares" in 2001 (+ 210 M€). Excluding these non-recurring amounts, the financial expense decreased to -53 M€ (versus -68 M€ in 2001) primarily as a result of the reduction of the cost of debt.

NON OPERATING INCOME (EXPENSE)

Non operating expense of -371 M€ in 2002 includes -266 M€ from **Matra Automobile** for the restructuring operations implemented in 2002 and the exit related costs. It also reflects the impairment of goodwill and other intangibles for -40 M€, restructuring charges for -38 M€ (essentially media activities), and a -21 M€ **EADS** contribution.

INCOME TAXES

The income tax is a positive 143 M€ in 2002. This reflects a profit of +195 M€ , related to the reduction in the provision for the capital gains tax accrued following the sale of *Club Internet* in April 2000. This adjustment is primarily the result of the reduction of the capital gain tax rate to the long term rate of 20.2%. The original provision was established based on the short term capital gains tax rate of 36.43%.

INCOME FROM COMPANIES (ASSOCIATES) CONSOLIDATED BY THE EQUITY METHOD

This line amounts to -33 M€ versus +77 M€ in 2001. It includes a depreciation of the MultiThématiques stake for -68 M€. The *CanalSatellite* contribution has increased to +16.5 M€ (compared to +11 M€ in 2001 -before non recurring items of +39 M€).

In summary, the CONSOLIDATED NET LOSS is **-291 M€(*)**.

BALANCE SHEET. The net bank debt at 2002 year end of 1,394 M€ includes the December 2002 financing of the ongoing *Vivendi Universal Publishing* assets acquisition of 1.2 billion euros. The net bank debt is to be compared with the Consolidated Net Worth of 3,914 M€.

DIVIDEND. The Company's managing partners decided to propose at the General Shareholders Meeting a net dividend of 0.82 € / share (plus a tax credit of 0,41 €) identical to the prior year distribution.

*(*) Excluding **EADS** contribution, **LAGARDERE** Consolidated Net Income, after neutralizing the impacts from **Matra Automobile** and the T-Online stake, is +67 M€ in 2002 -stable with 2001 (+70 M€), when restated on the same basis (and excluding the net capital gain realized on EADS "excess shares").*

| | 2002 | 2001 |
|---|---|---|
| Net Income (Loss) excl. EADS | (262) | 146 |
| Matra Automobile impact neutralization | 246 | (34) |
| T-Online impact neutralization | 83 | 130 |
| EADS "Excess Shares" impact neutralization | - | (172) |
| **Net Income - adjusted** | 67 | 70 |

We remind you that the whole of the documents put at the disposal of the market on the occasion of the publication of 2002 Annual Results (press release and documents presented during the analyst meeting held on 17 March) can be consulted on the LAGARDERE site at the following address: http://www.lagardere.com/us/info_financieres/detail_actu.cfm?idn=3402&idt=81&nav=0



## Launch of new three editions of *ELLE Girl*

After the creation of *ELLE Girl* USA in 2001, followed a few months later by an edition for Great Britain, and then another for Quebec in August 2002, HFM pursues the brand's expansion with another two editions that debuted last February in South Korea and the Netherlands, courtesy of two HFM subsidiaries, Hachette Next Media and Hachette VDB Magazines. Furthermore another edition of *ELLE Girl* was launched for Russia in March by Hachette Filipacchi Shkulev.

## *ELLE USA*

Following certain information items calling into question the good health of the American version of *ELLE* in the wake of the various calls to boycott French products, we confirm that the title is doing extremely well and has not been affected by these attempts at all. In fact, as far as circulation is concerned, kiosk sales showed a 12% rise over the first three months of the year. On the advertising side, orders already booked till the end of June are up 20%.



## *ZURBAN* Family gets larger

The weekly publication *Zurban*, in partnership with the Mutuelle des Étudiants (LMDE), launched a new magazine, *Zurban Campus*, in early March. The quarterly focuses on practical, fun, and culture-related news and information. *Zurban Campus* is a diary for the cinema, music, book critics, shopping tips, theme features, the life on campus, the Internet, health tips and ideas for getting away from it all.
Another launch for *Zurban* on 2 April: the *Guide Zurban des Restos & bistrots*, which lists the addresses for 400 of the best bistros and restaurants in Paris, according to neighborhood.



## Cover of the Year

For the second year in a row, *ELLE* magazine has won the Best Cover Prize (2002), which was awarded for the 7th time by the ad space broker France Rail Publicité. The panel of judges, chaired by Laurent Joffrin (*Le Nouvel Observateur*), chose from among a shortlist of 400 covers.



## *MARIE CLAIRE* in China

HFM and the Marie Claire group teamed up to launch the Russian (2001) and Polish (February 2002) editions of *Marie Claire*. In late 2002 they were at it again as they introduced the 25th version of *Marie Claire* in continental China. The title is already distributed in Asia in Japan, Hong Kong, Korea, Taiwan, and Malaysia.
HFM acquired a 42% interest in the Marie Claire group in March 2001; since then, the two press groups have pooled their talents to expand titles internationally.

## Women in "*Red*"

Following HFM's takeover of Attic Futura, the press branch of Lagardère Media is shoring up the position of its new subsidiary Hachette Filipacchi UK with the magazine *Red*, a monthly women's magazine with a circulation of 250,000. The group, which publishes 10 magazines, ranks sixth in the British market.



## New three formats at DISNEY HACHETTE PRESSE

Disney Hachette Presse (DHP) is currently France's top publisher for children, with 12 press titles for boys and girls from "toddlerhood" through the middle school years.
Following the launchs of *Kid Paddle Magazine* almost one year ago as a replacement of *P'tit Loup*, and of *Disney's Princess* in last November, DHP has revamped the format of *Journal de Mickey* (JDM) in January, followed by *Minnie Mag*, now *Witch Mag*, and *Picsou Magazine* a month later.
DHP is a joint-venture between HFM and Disney created in 1991.

### FAX

The 19th edition of *ELLE Deco* has been launched in Croatia.

Hachette Portugal launched a new magazine, *Babies*, in late February.

The magazines *Auto Moto* and *Top Famille magazine* have adopted new formats.

New Web site for *Télé 7 Jours* (weekly TV guide): www.tele7jours.com

On April 7, *Télé 7 Jeux*, the top games monthly, acquired a new look and richer content. It now features a larger format, new paper, the introduction of skill levels, and more.

As of January, *Pariscope* magazine sports a new format: a more dynamic layout and, most important, a bit more colour added to its inside pages.

*Le Journal du Dimanche* posted the sharpest jump in circulation: +9.9%, to 304,986 copies.

*Parents* magazine is the leading magazine for French parents, with a 2001 paid circulation in France of 312,537 and a readership of 3,783,000. Launched in 1969, it has sported a new format at the end of 2002.

Hachette Filipacchi Sweden has won the prize for the "year's best marketing campaign".


Picsou


Witch


Princesse

HACHETTE LIVRE

# A "Pocketful" of Success



50
Le Livre de Poche
ANS




Kœnigsmark
PIERRE BENOIT
Bon anniversaire


© Archives Hachette

## The pocket paperback line Le Livre de Poche celebrates its 50th birthday

The excellent adventure of Le Livre de Poche began on February 9, 1953, the day it brought out its first three titles: *Koenigsmark* by Pierre Benoît, *Les Clefs du royaume* (*Keys to the Kingdom*) by A.J. Cronin, and *Vol de Nuit* (*Night Flight*) by Saint-Exupéry. The first two, which had print runs of 55,000 copies, cost FRF 1,5, almost the same as a magazine. Since then, 14,000 titles have been published, a billion volumes distributed, and *Le Grand Meaulnes* by Alain Fournier and *Vipère au poing* (*Viper in the Hand*) by Hervé Bazin have surpassed the mark of 4 million copies sold... As for Agatha Christie and Emile Zola, sales of their books have topped 40 and 22 million copies, respectively!

Designed and overseen by Henri Filipacchi, (Daniel Filipacchi's father) the pocket book collection "democratized reading" by applying mass printing and distribution techniques to the dissemination of great literary classics. Le Livre de Poche quickly diversified (*Le Livre de Poche Classique, Biblio Essays, La Pochotèque,* and more), and sales exploded in the 1960s.

Le Livre de Poche remains France's top mass-circulation paperback collection, with sales of 18,5 million copies in 2002. This year, it will have a chance to reaffirm its vitality and vocation as it adds some 350 new titles to its catalogue, from science fiction to thrillers, novels, and how-to books. After all these years, it remains faithful to its basic principle: "Helping people read more -and better- books."



Baleines




Volcans


**Big Bang**

*Big Bang*, a new documentary collection from Hachette Jeunesse, that combines, for the first time, a book, a CD and a website (www.bigbang-net.com) allows you to explore and find out about the universe in a playful, practical and educative manner through four themes (*the Earth and the Universe, the Living World, History and Civilizations,* and *Science and Technology*).

HACHETTE DISTRIBUTION SERVICES

# *Relay*'s Booklist



RELAY


© Jérome Léglise

## *Relay* sums up its book listing policy

On the occasion of the Lagardère group's takeover of *Vivendi Universal Publishing*, *Relay* clarified its policy in November concerning the listing of books at its transport hub outlets (railway stations, subways, airports, and the like).

*Relay* boasts roughly 900 stores, with an average surface area of 40 sq.m. The buying behavior of *Relay* customers is highly specific: they're usually in and out of the point of sale in under five minutes and they tend to make a beeline for anything that is new or "in the news" -in other words, they are impulse buyers. The banner has no reason, therefore, to stock its shelves like a reference library. As a result, *Relay* tailors its products to the expectations of a clientele made up of travelers. The crime genre now accounts for over one-third of all paperbacks.

The shelves feature various publishers, especially those focused on literature. In late October 2002, Seuil was the chain's fourth-largest supplier of literature. *Relay* sells all the main collections in the paperback market as well: since early 2002, 56 *Folio* titles (*Gallimard*), 49 *J'ai Lu* titles, and 36 *Points* titles (*Seuil*) were listed among the 380 items in the category of novels.

In the tourism niche (15% of *Relay*'s book sales), the banner offers its travelling customers best-selling, practical guides at reasonable prices: examples include the *Routard* guide, the *Michelin Guide Vert*, and the *Petit Futé City Guide.*

By respecting these criteria, *Relay* avoids playing favorites -and, in fact, the concession contracts between *Relay* and the SNCF (French national railway) and RATP (Paris' regional transport system) mandate the impartial treatment of publishers. An analysis of *Relay*'s bestsellers proves that it is meeting this obligation: only three of the IPSOS panel's 100 top-selling titles were not listed by *Relay*, and the banner's top 100 sales included 21 Hachette titles as compared to 19 in the IPSOS panel - very comparable figures. In addition, all publishers have equal access to its promotional programmes, which are marketed completely without bias.



TOP 10 LONDRES
TOP 10 VENISE


**Right on target with *Top Ten***

This new collection of tourist guides is based on a unique, playful concept - get to know a town or a region through a "top ten". The reader has to look for the top ten tourist sites, top ten boutiques, the ten most beautiful parks, and so on. Detailed maps and plans, plus 450 color photos, accompany and illustrate each visit. This provides readers with the basics on a destination to enable them to make the most of a short trip. Already available in February: *Barcelona, Paris, Tuscany, London, Hong Kong* and *Venice*.

FAX

- The first *Relay Payot* has opened at the Lyon Saint-Exupery Airport.
- *Virgin* has opened a store at Newark's Liberty International Airport in New Jersey.

LAGARDERE ACTIVE

## Radios Audiences

**Médiamétrie Survey**
**for the period January-February-March 2003**

**EUROPE 1 :** with 10% cumulated audience and 8% in audience share, Europe 1 is stable and gained 355,000 listeners in a year in the 15+ age group.

**EUROPE 2 :** with 7.3% cumulated audience and a 4.5% audience share, Europe 2 sets a new record and is the only radio station to progress in the universe of youth radios. The morning programme with Cauet is still progressing and has also seen new record audiences. In one year, in the 15+ age group, Europe 2 increased its audience by 1.1%, or 522,000 listeners.

**RFM :** with 4.9% cumulated audience and 3.2% audience share, in one year, RFM gained one audience point in the 15+ age group, or 483,000 listeners.

Lagardère's FM sector gained one point in market share in a year, with 5,850,000 listeners, representing a cumulated audience of 11.8.



## TV Channel Ratings


canal J

Tiji

mcm

MATCH
TV

**Results of the MediaCabSat March survey published by Médiamétrie for the period September 2002 to February 2003**

### CANAL J et TiJi : winning combination!

Together, CANAL J and Tiji continued to progress and exceeded 40% in market share for kids' channels (target: whole of the universe of 4-14 year olds. Together, CANAL J and Tiji passed the 4 million viewers mark, with an additional 172,000 viewers compared to the last survey (target 4+, threshold 60 seconds, 4 weeks). A true success for Lagardere Active's channels.

### MCM reinforces its leadership

For the 8th year running, MCM is the number 1 music channel in France with a 0.5 audience share in the 4+ age group, which is an increase of 0.1 point. MCM is the favorite channel of the 15-24 age group, all channels taken together, with a 1.7 share of audience, thereby leading against all their rivals.

### MATCH TV finds its audience

With audience shares of 0.2% for the extended offer and 0.3% of the subscriber population, Match TV can congratulate itself on the results of its first MediaCabSat survey. Launched a year ago on *Canal*Satellite, but also on France Télécom Cable, NC Numéricable, Noos and now on UPC, which represents over 2.5 million subscribers, Match TV –the channel of the stars– is particularly happy with the results. The most revealing results were for *Canal*Satellite. The figures are extremely encouraging for a new channel that has already found its audience, which is rather feminine, family-oriented and from the upper social categories. This is France's first "celebrity" channel, and is set to confirm its position as the relaxation and entertainment channel that the viewers were waiting for.

### Not a cloud in the sky for La Chaîne Météo

The latest results of the MediaCabSat survey illustrate La Chaîne Météo's daily success. With an audience share of 1.4 point at its prime time, (7am/9am), La Chaine Météo is the second most popular specialist channel with cable and satellite subscribers (excluding kids channels), behind LCI. Furthermore, La Chaîne Météo gained almost 200,000 viewers in six months.
La Chaîne Météo is produced by TV Météo, a Lagardere Active company.

## The Weather Channel


la chaîne
météo

Following its takeover of WWP, a company that specializes in the production of weather programmes, La Chaîne Météo (The Weather Channel) plans to expand its activities in 20 countries worldwide. It will produce the weather segments for many television channels in countries across the globe, including Spain, Jordan, Egypt, Slovakia, Morocco, Uganda, and Croatia.
In addition, La Chaîne Météo is expanding its services. It now offers weather reports for 36,000 communes, traffic information for the Ile-de-France area, news on road conditions, snow and beach weather reports, and webcam images from around France. Its new services are currently offered on CanalSatellite and will soon be available on NC Numéricâble.

### FAX

Meeting in a full session in last October, France's CSA (High Council for the Audiovisual Industry) finally picked the 23 national channels slated to pioneer terrestrial digital television (TDTV) in France, further to the 65 public hearings which were held between 17 June and 1 July, 2002.Three of the channels are Lagardere Active stations: Canal J (free), Match TV and iMCM (subscriber channels).

New programs at Mezzo: the station will broadcast a never-before-shown program (opera or dance) recorded at the Paris Opera the third week of every month.

Two Lagardere Active channels were honoured at the Hot Bird TV Awards: Canal J won in the Children's category and Mezzo in the Music category.

MCM, traditionally the partner of the Rolling Stones: after 1995 (at Longchamp and the Olympia in Paris) and 1998 (Stade de France concert), MCM has once again been chosen by the Rolling Stones as partner for the French stages in their anniversary concert: "Licks World Tour 2003".

MCM and Alliance Trace Media have finalized plans to launch Trace@mcm, a new TV channel dedicated to world cultures and urban, black, and tropical music.

TV Hebdo won in the Television-Radio category at the 7th Press Front Page Grand Prix.

Nicolas Beytout, a commentator on Europe 1, was voted best radio and TV business reporter for 2002.

EADS

# 2002 Annual Results

## 2002 Results were presented on 10 March: EADS Makes Its Projections...

Successful measures to offset a tough market helped the European consortium post sales of 29.9 billion euros (against 30.8 billion in 2001). The figure is in line with 2002 projections, which reflect an expected drop in Airbus deliveries and the effect of a lower exchange rate for the US dollar. At 31 billion euros, orders far outpaced sales: demand for EADS's civil and military products has not flagged. EADS also confirms that it inched past its EBIT for 2002, which was 1.4 billion euros.

The Airbus and Aeronautics divisions made the biggest contributions to earnings. As announced earlier, the Space division posted a substantial loss, but saw its orders rise sharply. The Civil and Defense Systems division has turned things around and even surpassed its goal of breaking even.

In the opinion of Philippe Camus and Rainer Hertrich, EADS's CEOs, "2002 was a tough year, but EADS attained and even surpassed its financial objectives. Our results clearly show the success of our efforts to keep EADS afloat in its specialty areas. We are totally dedicated to maintaining solid margins through ongoing restructuring and cost-reduction efforts."

EADS's order book, worth a total of almost 170 billion euros, now represents over five years of sales at current levels. It remains unequalled in the world's aerospace and defense industry.

"We have prepared EADS to weather a possible further *deterioration of the business climate in 2003. Our ability to* rapidly respond to changes in the business environment is proving a huge asset in the current circumstances", Philippe Camus and Rainer Hertrich said. For 2003, the EADS management is setting prudent financial targets that preserve the company's flexibility to respond to market changes. In this uncertain environment, EADS will continue to favour profitability and cash control over market share gains. EADS presently anticipates 2003 EBIT in the same range as 2002.


© EADS

AUTOMOBILE

# Disposal of Lagardère's Stake in Renault – Halt of the Production of *Avantime*

### Lagardère Announces the Disposal of All its Stake in Renault

On 24 February 2003, Lagardère announced that it has sold 3,588,849 shares of Renault SA, representing its entire holding in the company i.e. 1.26% of its capital. The shares were sold at €38,95 per share for a total amount of €140 millions. The shares had been bought for a total amount of €97.6 millions at an average price of €27.18 per share.

This transaction confirms Lagardère's decision to exit its non-core automotive activities.

The shares were offered to French and international institutional investors through a private placement, executed by Lehman Brothers acting as sole placing agent

### Matra Automobile to Halt Production of the *Avantime*

Poor sales for the *Avantime* are prompting Matra Automobile to halt production of the car. Renault's 1996 decision to transfer manufacture of its fourth-generation Espace from Romorantin to its Sandouville factory led the two longstanding partners to co-launch the *Avantime*, a move spurred by their shared desire to maintain an industrial base in Romorantin. In December 2002, the average number of *Avantime* orders was 15 vehicles per day, far short of even the most *pessimistic forecasts. Despite Matra's recovery plan and the offering of a complete line, which boosted sales a bit, they have remained well below the number* projected as being necessary for the car's future. The decision to halt production brings with it a number of consequences, chief among them the initiation of a plan to save jobs in Matra Automobile's Romorantin and Pissaloup facilities. Matra Automobile will also be halting its auto manufacturing activities –while fulfilling its contractual obligations to *Espace* and *Avantime* customers– in order to devote itself to automobile engineering. It will draw on the long-acknowledged expertise of its design and engineering department to do so.

# SHAREHOLDERS' NOTEBOOK

## Lagardère Share

| Stock Market | Stock Market Paris Premier Marché - SRD |
|---|---|
| Euroclear France Code | 13021 |
| High (*) | €41.67 |
| Low (*) | €29.52 |
| Number of shares at 1st January, 2003 | 139,218,004 |
| Market Capitalisation at 22 April, 2003 (in €billions) | 4,75 |
| Average daily trading volume (**) | 508,963 |
| Dividend for 2002(***) (paid from May 20, 2003) | Net: €0,82 Tax Credit: €0,41 Gross: €1,23 |

(*) Since 1st January, 2003 to 15th April, 2003
(**) Average from January to March 2003
(***) proposed at Shareholders' Annual Meeting on May 13, 2003


LAGARDERE relative to the CAC 40 and DJ STOXX MEDIA
(from 1st January, 1999 to 15th April, 2003)
300
250
200
150
100
50
0
LAGARDERE
DJ STOXX MEDIA
CAC40
Source: DATASTREAM
1999
2000
2001
2002
2003

**www.lagardere.com/us/finance is the second-best financial Website, according to a study conducted by the Investis France company, involving all the sites of companies listed on the CAC 40 index.**

## Upcoming Events

- **Shareholders' General Meeting**
  **Tuesday 13 May, 2003**
  For further information and in particular to know the details regarding **vote by Internet**, please go to: http://www.lagardere.com/us/ag2003/

- **Meetings with individual shareholders**
  - Tuesday 6 May: Bordeaux
  - Tuesday 27 May: Bruxelles
  - Monday 2 June: Saint-Etienne
  - Tuesday 21 October: Toulouse
  - Thursday 27 November: Toulon
  - Wednesday 17 December: Lille

## Shareholders' Consultative Committee

- In the framework of the part renewal of the Shareholders' Consultative Committee, new three members (Messrs Raymond Courbis, Pierre Desmottes and Lionel Pernet) attended their first consultative committee on the occasion of the plenary session which was held on 21 March.

- The Committee will hold meeting in September.

LAGARDERE

**Contacts:**
Centre d'information des actionnaires de Lagardère SCA
121 avenue de Malakoff
75216 Paris Cedex 16
**Telephone:**
33.1.40.69.20.73.
**Internet:**
http//www.lagardere.com/us
**Financial information:**
http//www.lagardere.com/us/finance
**Email:**
lalettre@lagardere.fr

Agence Le Goff & Gabarra SARL avec OTT imprimeur.